UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

The Securities Exchange Act of 1934
(Amendment No. 2)*

CytoDyn Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23283M101

(CUSIP Number)

Richard G. Pestell, M.D., Ph.D.

c/o CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Telephone: (360) 980-8524

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Richard G. Pestell, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: AUSTRALIA and UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 12,022,303*

	8.	Shared Voting Power: 5,558,775*

	9.	Sole Dispositive Power: 12,022,303*

	10.	Shared Dispositive Power: 5,558,775*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,581,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%*

14.	Type of Reporting Person (See Instructions): IN

*  See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to Schedule 13D is being filed by Dr. Richard G. Pestell, a citizen of Australia and the United States of America (“Dr. Pestell”), as the founder and majority equity holder of ProstaGene, LLC, a Delaware limited liability company (“ProstaGene”).

This Amendment is being filed to supplement and amend the Schedule 13D initially filed with the Securities and Exchange Commission on November 26, 2018 and amended on February 25, 2019 (the “prior Schedule 13D”) with respect to beneficial ownership of the shares of Common Stock, par value $.001 per share (the “Common Stock”) of CytoDyn Inc., a Delaware corporation (the “Issuer”). The prior Schedule 13D, as amended and supplemented by this Amendment, is referred to herein as “this Schedule 13D.”

This Amendment constitutes an exit filing for Dr. Pestell.

This Amendment hereby amends Item 5 of the prior Schedule 13D as follows:

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a)-(b) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock of the Issuer owned beneficially by Dr. Pestell based upon 391,761,340 shares of Common Stock of the Issuer, issued and outstanding as of November 19, 2019, based on information reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 20, 2019:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Dr. Pestell	Common Stock - 17,581,078	4.5%

(c) The following transactions have occurred during the past sixty days by Dr. Pestell or ProstaGene:

Name	Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction was Effected
Prostagene	10/18/2019	330,000	0.2888	Open market sale
Dr. Pestell	10/25/2019	150,000	0.3289	Open market sale
Dr. Pestell	10/28/2019	354,000	0.2857	Open market sale
Dr. Pestell	10/29/2019	520,000	0.2957	Open market sale
Dr. Pestell	10/30/2019	8,553	0.3055	Open market sale
Dr. Pestell	10/31/2019	50,000	0.3016	Open market sale
Dr. Pestell	11/01/2019	69,000	0.3022	Open market sale
Dr. Pestell	11/04/2019	388,000	0.3125	Open market sale
Dr. Pestell	11/05/2019	100,000	0.3050	Open market sale
Dr. Pestell	11/06/2019	487,000	0.3028	Open market sale
Dr. Pestell	11/07/2019	231,000	0.3102	Open market sale
Dr. Pestell	11/08/2019	291,000	0.3127	Open market sale
Prostagene	11/08/2019	9,000	0.3127	Open market sale
Dr. Pestell	11/11/2019	249,290	0.3054	Open market sale
Prostagene	11/11/2019	7,710	0.3054	Open market sale
Dr. Pestell	11/12/2019	378,300	0.3128	Open market sale
Prostagene	11/12/2019	11,700	0.3128	Open market sale
Dr. Pestell	11/13/2019	270,630	0.3028	Open market sale
Prostagene	11/13/2019	8,370	0.3028	Open market sale
Dr. Pestell	11/14/2019	970,000	0.3356	Open market sale
Prostagene	11/14/2019	30,000	0.3356	Open market sale

As a result of the foregoing transactions, as of November 14, 2019, for purposes of Reg. Section 240.13d-3, Dr. Pestell may be deemed to beneficially own 12,022,303 shares of Common Stock of the Issuer directly and 5,558,775 shares of Common Stock of the Issuer indirectly through ProstaGene.  Dr. Pestell disclaims beneficial ownership of the 5,558,775 shares of Common Stock held directly by ProstaGene except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

(e) As of November 14, 2019, as a result of the open market sales reported in Item 5 of this Schedule 13D, Dr. Pestell ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2019
(Date)

/s/ Richard G. Pestell, M.D., Ph.D.
Richard G. Pestell, M.D., Ph.D.*

*  This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).